

DHX Media Announces Management Changes

Halifax, NS – 26 February 2018 – DHX Media (or the "Company") (TSX: DHX.A, DHX.B; NASDAQ: DHXM), a leading global children's content and brands company, today announced management changes.

Dana Landry is stepping down as Chief Executive Officer and from the board of directors to pursue other projects. Executive Chair, Michael Donovan, has been appointed Chief Executive Officer.

"Dana has been with us from the beginning, from start-up to global media company, and we thank him for his significant contributions to our growth. We wish him well with his future projects," said Mr. Donovan.

Doug Lamb has been appointed Chief Financial Officer. Mr. Lamb succeeds former CFO, Keith Abriel, who will be leaving the Company after a short transition.

"We wish to thank Keith for his dedication and commitment to the Company over the past years and wish him the best in his future endeavours," added Mr. Donovan.

"We are pleased to welcome Doug to DHX Media's senior executive team," said CEO Mr. Donovan. "His depth of experience at senior levels in the Canadian media sector and his experience with respect to capital markets will serve the Company well."

Management Biographies

Michael Patrick Donovan, Chief Executive Officer
Michael Patrick Donovan, Executive Chairman of DHX Media, has been recognized with numerous awards for his work in the television and film industry, including an Academy Award. Mr. Donovan was Chief Executive Officer of DHX Media from the time of the Company's founding, in 2006, until August 2014. He co-founded and was Chairman and Chief Executive Officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a member of the National Advisory Council of the Academy of Canadian Cinema and Television, and is the former Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). Mr. Donovan holds B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

Douglas Lamb, Chief Financial Officer
Mr. Lamb is a veteran Canadian media executive. He was appointed as Executive Vice President and Chief Financial Officer of Postmedia in July 2010, stepping down from such position in February 2017. Prior to that, he was Executive Vice President and Chief Financial Officer of Canwest LP since 2005. Mr. Lamb also served as Vice President of Corporate Development of Metroland, the community publishing business of Torstar Corporation. Prior to his employment with Torstar Corporation, he held a variety of financial roles at Hollinger International Inc. and Southam Inc.

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London, W6 9YD, UK
+44 020-8563-6400



For more information, please contact:

Media: Jean Lepine – SVP, Communications and Public Affairs, DHX Media Ltd.
Jean.lepine@dhxmedia.com
+1 416 977 7483

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

About DHX Media
DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children's content and brands company, recognized globally for such high-profile properties as *Peanuts*, *Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget*, and the acclaimed *Degrassi* franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding management changes and expected associated impacts on the Company, composition of the board of directors of the Company, and the business strategies and operational activities of DHX Media and its subsidiaries. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX
1478 Queen St.
2nd Floor
Halifax, NS B3J 2H7
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
1 Queen Caroline St.
2nd Floor
London,W6 9YD, UK
+44 020-8563-6400